SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               Schedule 13D/A

                             (Amendment No. 9)

                 Under the Securities Exchange Act of 1934


                         Beverly Enterprises, Inc.
                    -----------------------------------
                              (Name of Issuer)

                  Common Stock, $0.10 par value per share
                --------------------------------------------
                       (Title of class of securities)

                                 087851309
                        ----------------------------
                               (CUSIP Number)

       Kenneth Maiman, Esq.                    Bradley Takahashi, Esq.
     Appaloosa Management L.P.              Franklin Mutual Advisers, LLC
   26 Main Street, First Floor             51 John F. Kennedy Parkway
       Chatham, NJ 07928                        Short Hills, NJ 07078
         (973) 701-7000                           (973) 912-2000

        Arnold M. Whitman                       Richard Marks, Esq.
     Formation Capital, LLC                    Northbrook NBV, LLC
        1035 Powers Place                    500 Skokie Blvd, Ste. 310
      Alpharetta, GA 30004                      Northbrook, IL 60062
         (770) 754-9660                           (847) 559-1002

                         Robert C. Schwenkel, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                             One New York Plaza
                          New York, NY 10004-1980

                               (212) 859-8000

         (Persons Authorized to Receive Notices and Communications)

                              August 24, 2005
         ---------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO.   087851309                 13D          PAGE     2  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Appaloosa Investment Limited Partnership I

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         1,873,122

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           1,873,122

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,873,122

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.7%

  14    TYPE OF REPORTING PERSON
        PN

CUSIP NO.   087851309                 13D          PAGE     3  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Palomino Fund Ltd.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         1,641,178

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           1,641,178

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,641,178

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

  14    TYPE OF REPORTING PERSON
        CO

CUSIP NO.   087851309                 13D          PAGE     4  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Appaloosa Management L.P.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

  14    TYPE OF REPORTING PERSON
        PN; IA

CUSIP NO.   087851309                 13D          PAGE     5  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Appaloosa Partners Inc.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

  14    TYPE OF REPORTING PERSON
        CO

CUSIP NO.   087851309                 13D          PAGE     6  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       David A. Tepper

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

  14    TYPE OF REPORTING PERSON
        IN; HC

CUSIP NO.   087851309                 13D          PAGE     7  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Franklin Mutual Advisers, LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          3,508,900

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         -0-

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        3,508,900

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,508,900

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

  14    TYPE OF REPORTING PERSON
        IA

CUSIP NO.   087851309                 13D          PAGE     8  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Northbrook NBV, LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE     9  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       David Hokin

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

  14    TYPE OF REPORTING PERSON
        IN;HC

CUSIP NO.   087851309                 13D          PAGE    10  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Rob Rubin

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

  14    TYPE OF REPORTING PERSON
        IN

CUSIP NO.   087851309                 13D          PAGE    11  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Robert Hartman

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

  14    TYPE OF REPORTING PERSON
        IN

CUSIP NO.   087851309                 13D          PAGE    12  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       1995 David Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         10,000

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           10,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        10,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE    13  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       1995 Donna Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         25,000

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           25,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        25,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE    14  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Aaron Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         20,000

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           20,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        20,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE    15  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Anna Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         22,500

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           22,500

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        22,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE    16  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Alexander Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         22,500

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           22,500

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        22,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE    17  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       David Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         25,000

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           25,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        25,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE    18  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       David Reis

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       PF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          75,000

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         125,000

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        75,000

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           125,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        200,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        IN

CUSIP NO.   087851309                 13D          PAGE    19  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Baylor Enterprises LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       AF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Georgia

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         21,900

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           21,900

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        21,900

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

  14    TYPE OF REPORTING PERSON
        OO

CUSIP NO.   087851309                 13D          PAGE    20  OF   43 PAGES


  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Arnold M. Whitman

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  2                                              (a)  |_|
                                                 (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       PF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7   SOLE VOTING POWER

   SHARES          4,700

BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY         21,900

    EACH       9   SOLE DISPOSITIVE POWER

  REPORTING        4,700

   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           21,900

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        26,600

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

  14    TYPE OF REPORTING PERSON
        IN;HC

      This Amendment No. 9 amends the Schedule 13D originally filed on January 24, 2005, as amended by Amendment No. 1 filed on January 25, 2005, by Amendment No. 2 filed on January 27, 2005, by Amendment No. 3 filed on February 4, 2005, by Amendment No. 4 filed on February 22, 2005, by Amendment No. 5 filed on March 14, 2005, by Amendment No. 6 filed on April 12, 2005, by Amendment No. 7 filed on April 20, 2005, and by Amendment No. 8 filed on August 10, 2005 (as amended, the "Statement"), by (i) Appaloosa Investment Limited Partnership I, (ii) Palomino Fund Ltd., (iii) Appaloosa Management L.P., (iv) Appaloosa Partners, Inc., (v) David A. Tepper, (vi) Franklin Mutual Advisers, LLC, (vii) Northbrook NBV, LLC, (viii) David Hokin, (ix) Rob Rubin, (x) Robert Hartman, (xi) 1995 David Reis Family Trust, (xii) 1995 Donna Reis Family Trust, (xiii) Aaron Reis Spray Trust,
(xiv) Anna Reis Spray Trust, (xv) Alexander Reis Spray Trust, (xvi) David Reis Family Trust, (xvii) David Reis, (xviii) Baylor Enterprises LLC and
(xix) Arnold Whitman, relating to the common stock, $0.10 par value per share, of Beverly Enterprises, Inc. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 4.    PURPOSE OF TRANSACTION

      Item No. 4 is hereby supplemented by the following:

      In connection with the Company's process to seek a buyer for the Company, since May 9, 2005, certain of the Filing Persons submitted to the Company a number of proposals to acquire the Company. On August 17, 2005, the Company announced that it had entered into an Agreement and Plan of Merger with North American Senior Care, Inc. ("NASC"), providing for the acquisition of the Company by NASC for $12.80 per share (the "NASC Merger Agreement"). On August 18, 2005, certain of the Filing Persons submitted a revised proposal to acquire the Company through a newly formed entity for $12.90 per share (the "Topping Offer"). From August 18 through August 23, representatives of the Filing Persons engaged in negotiations with representatives of the Company with respect to the terms of a definitive merger agreement reflecting the Topping Offer. However, on August 24, 2005, the Company announced that it had determined to accept a revised proposal from NASC to acquire the Company for $13.00 per share (the "Revised NASC Offer") and had entered into an amendment to the NASC Merger Agreement reflecting the Revised NASC Offer (as amended, the "Amended NASC Merger Agreement"). In light of these developments and the terms of the Amended NASC Merger Agreement, the Filing Persons do not have any present intention to submit any further proposals to acquire the Company. The Filing Persons do, however, reserve the right to change such intention at any time or to submit a proposal to acquire the Company in the event that the Amended NASC Merger Agreement is terminated.

      In light of the foregoing, the Filing Persons have determined that they no longer have any agreements, arrangements or understandings that could deem them to be a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and, accordingly, none of the Filing Persons beneficially owns more than five percent of the outstanding Beverly Enterprises Shares (based on the number of Beverly Enterprises
Shares reported as outstanding by the Company in recent public filings). In that connection, as described below in Item 6, the Filing Persons and Formation have entered into an agreement to terminate that certain Agreement among Stockholders, dated January 24, 2005, which provided for the coordinated supply of information among the Filing Persons in connection with the filing of the Schedule 13D and amendments thereto.

      Each of the Filing Persons reserves the right, in light of its or his ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Beverly Enterprises Shares, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Beverly Enterprises Shares by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional Beverly Enterprises Shares or other securities of the Company, (ii) sell or transfer Beverly Enterprises Shares or other securities beneficially owned by them from time to time in public or private transactions, and (iii) distribute in kind to their respective shareholders, partners or members, as the case may be, Beverly Enterprises Shares or other securities owned by any of them.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is hereby supplemented by the following:

      On August 25, 2005, the Filing Persons and Formation entered into a Termination Agreement (the "Termination Agreement") terminating that certain Agreement among Stockholders, dated January 24, 2005, by and among the Filing Persons and Formation, which was previously filed as Exhibit H to this Statement. The description of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, dated August 25, 2005, filed as Exhibit R hereto and incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

A.    Joint Filing Agreement dated January 24, 2005.*
B.    Executive Officers of Franklin Mutual.*
C.    Transactions in Beverly Enterprises Shares Since November 18, 2004.****
D.    Letter dated December 22, 2004 from Formation to the Company.*
E.    Letter dated January 5, 2005 from the Company to Formation.*
F.    Letter dated January 19, 2005 from Formation to the Company.*
G.    Term Sheet dated December 14, 2004.*
H.    Agreement among Stockholders dated January 24, 2005.+
I. Letter dated January 27, 2005 from Fried, Frank, Harris, Shriver & Jacobson LLP to Douglas J. Babb, Executive Vice President, Chief Administrative and Legal Officer of the Company.**
J. Press Release issued on February 3, 2005 (including Letter dated February 3, 2005 from Mr. Whitman to Mr. Floyd).***
K. Notice of Business and Proposals to be Brought before the 2005 Annual Meeting of Stockholders.***
L.    List of Participants in Solicitation of Company Stockholders.***
M.    Complaint, filed by Formation and Arnold M. Whitman*****
N. Confidentiality Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******
O. Settlement Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******
P. Agreement, dated as of April 18, 2005, between Formation Capital and Northbrook.*******
Q. Agreement, dated as of August 5, 2005, between Formation Capital and Senior Care.********
R. Termination Agreement, dated August 25, 2005, among Formation and the Filing Persons.++

--------------------------------
* Filed on January 24, 2005
+ Filed with Amendment No. 1 on January 25, 2005
** Filed with Amendment No. 2 on January 27, 2005
*** Filed with Amendment No. 3 on February 4, 2005
**** Filed with Amendment No. 4 on February 22, 2005
***** Filed with Amendment No. 5 on March 14, 2005
****** Filed with Amendment No. 6 on April 12, 2005
******* Filed with Amendment No. 7 on April 20, 2005
******** Filed with Amendment No. 8 on August 10, 2005
++ Filed herewith

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    APPALOOSA  INVESTMENT LIMITED  PARTNERSHIP
                                    I

                                    By: Appaloosa Management L.P.,
                                        its General Partner

                                        By: Appaloosa Partners Inc.,
                                           its General Partner

                                           By: /s/ David A. Tepper
                                              --------------------
                                           Name: David A. Tepper
                                           Title:     President

                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    PALOMINO FUND LTD.

                                    By: Appaloosa Management L.P.,
                                        its Investment Adviser

                                        By: Appaloosa Partners Inc.,
                                           its General Partner

                                           By: /s/ David A. Tepper
                                              --------------------
                                           Name: David A. Tepper
                                           Title:     President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    APPALOOSA MANAGEMENT L.P.

                                    By: Appaloosa Partners Inc.,
                                        its General Partner


                                        By: /s/ David A. Tepper
                                           --------------------
                                        Name: David A. Tepper
                                        Title:   President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    APPALOOSA PARTNERS INC.


                                    By: /s/ David A. Tepper
                                       --------------------
                                    Name: David A. Tepper
                                    Title:   President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    /s/ David A. Tepper
                                    -------------------
                                    DAVID A. TEPPER

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    FRANKLIN MUTUAL ADVISERS, LLC



                                    By: /s/ Bradley Takahashi
                                       ----------------------
                                    Name: Bradley Takahashi
                                    Title:   Vice President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    NORTHBROOK NBV, LLC



                                    By: /s/ Rob Rubin
                                       ---------------
                                    Name: Rob Rubin
                                    Title:   Manager

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    /s/ David Hokin
                                    ---------------
                                    DAVID HOKIN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    /s/ Rob Rubin
                                    -------------
                                    ROB RUBIN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    /s/ Robert Hartman
                                    ------------------
                                    ROBERT HARTMAN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    1995 DAVID REIS FAMILY TRUST


                                    By: /s/ David Reis
                                       ---------------
                                       Name: David Reis
                                       Title:   Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    1995 DONNA REIS FAMILY TRUST


                                    By: /s/ David Reis
                                        --------------
                                       Name: David Reis
                                       Title:   Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    AARON REIS SPRAY TRUST


                                    By: /s/ David Reis
                                        --------------
                                       Name: David Reis
                                       Title:   Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    ANNA REIS SPRAY TRUST


                                    By: /s/ David Reis
                                        --------------
                                       Name: David Reis
                                       Title:   Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    ALEXANDER REIS SPRAY TRUST


                                    By: /s/ David Reis
                                        --------------
                                       Name: David Reis
                                       Title:   Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    DAVID REIS FAMILY TRUST


                                    By: /s/ David Reis
                                        --------------
                                       Name: David Reis

                                          Title: Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    /s/ David Reis
                                    --------------
                                    DAVID REIS

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    BAYLOR ENTERPRISES LLC


                                    By: /s/ Arnold M. Whitman
                                        ---------------------
                                       Name: Arnold M. Whitman
                                       Title:   Managing Member

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2005

                                    /s/ Arnold M. Whitman
                                    ---------------------
                                    ARNOLD M. WHITMAN

                               EXHIBIT INDEX

EXHIBIT   NAME

A.        Joint Filing Agreement dated January 24, 2005.*

B.        Executive Officers of Franklin Mutual.*

C.        Transactions  in Beverly  Enterprises  Shares Since  November 18,
          2004.****

D.        Letter dated December 22, 2004 from Formation to the Company.*

E.        Letter dated January 5, 2005 from the Company to Formation.*

F.        Letter dated January 19, 2005 from Formation to the Company.*

G.        Term Sheet dated December 14, 2004.*

H.        Agreement among Stockholders dated January 24, 2005.+

I. Letter dated January 27, 2005 from Fried, Frank, Harris, Shriver & Jacobson LLP to the Company.**

J. Press Release issued on February 3, 2005 (including Letter dated February 3, 2005 from Mr. Whitman to Mr. Floyd).***

K. Notice of Business and Proposals to be Brought before the 2005 Annual Meeting of Stockholders.***

L.        List of Participants in Solicitation of Company Stockholders.***

M.        Complaint, filed by Formation and Arnold M. Whitman*****

N. Confidentiality Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******

O. Settlement Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******

P. Agreement, dated as of April 18, 2005, between Formation Capital and Northbrook.*******

Q. Agreement, dated as of August 5, 2005, between Formation Capital and Senior Care.********

R. Termination Agreement, dated August 25, 2005, among Formation and the Filing Persons.++

--------------------------------
* Filed on January 24, 2005

+ Filed with Amendment No. 1 on January 25, 2005
** Filed with Amendment No. 2 on January 27, 2005
*** Filed with Amendment No. 3 on February 4, 2005
**** Filed with Amendment No. 4 on February 22, 2005
***** Filed with Amendment No. 5 on March 14, 2005
****** Filed with Amendment No. 6 on April 12, 2005
******* Filed with Amendment No. 7 on April 20, 2005
******** Filed with Amendment No. 8 on August 10, 2005
++ Filed herewith

                                                                     Exhibit R
                                                                     ---------

                           TERMINATION AGREEMENT

                                                               August 25, 2005

Appaloosa Management, L.P.,         Northbrook NBV, LLC, on  behalf of
on behalf of itself and each of     itself and each of
the Appaloosa Filers,               Messrs. Hokin, Rubin and Hartman
26 Main Street, First Floor         500 Skokie Blvd, Suite 310
Chatham, NJ 07928                   Northbrook, IL 60062

Franklin Mutual Advisers, LLC       David Reis, as trustee of each of the
101 John F. Kennedy Parkway         Reis Trusts,
Short Hills, NJ 07078               19 Hilltop Place
                                    Rye, NY 10580

Baylor Enterprises LLC        Arnold M. Whitman            David Reis, in his
c/o Formation Capital, LLC    c/o Formation Capital,LLC    personal capacity
1035 Powers Place             1035 Powers Place            19 Post Road
Alpharetta, GA 30004          Alpharetta, GA 30004         East Westport, CT
06880

Formation Capital, LLC
1035 Powers Place
Alpharetta, GA 30004

      Reference is hereby made to that certain Letter Agreement, dated January 24, 2005 (the "Schedule 13D Coordination Agreement"), by and among Formation Capital, LLC ("Formation"), Appaloosa Management L.P. ("Appaloosa"), Appaloosa Investment Limited Partnership ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Partners Inc. ("API"), David A. Tepper ("Mr. Tepper", together with Appaloosa, AILP, Palomino, and API, the "Appaloosa Filers"), Franklin Mutual Advisers, LLC ("Franklin"), Northbrook NBV, LLC ("Northbrook"), David Hokin, Rob Rubin, Robert Hartman, David Reis, in his personal capacity and in his capacity as trustee of each of the Reis Trusts, the 1995 David Reis Family Trust ("1995 DRF Trust"), the 1995 Donna Reis Family Trust ("Donna Trust"), the Aaron Reis Spray Trust ("Aaron Trust"), the Anna Reis Spray Trust ("Anna Trust"), the Alexander Reis Spray Trust ("Alexander Trust") and the David Reis Family Trust ("DRF Trust"), Baylor Enterprises LLC ("Baylor") and Arnold M. Whitman (collectively, the "Filing Persons").

      Pursuant to Section 4 of the Schedule 13D Coordination Agreement, each of the Filing Persons hereby certifies to each of the other Filing Persons that it and its affiliates have no agreements, arrangements or understandings with the other Filing Persons and their affiliates with respect to the acquiring, holding, voting or disposing of shares of Company Common Stock (as defined in the Schedule 13D Coordination Agreement). Accordingly, the Filing Persons acknowledge and agree that, subject to the last sentence of Section 5 of the Schedule 13D Coordination Agreement, the
Schedule 13D Coordination Agreement is hereby terminated and of no further force or effect. This letter agreement shall be governed by the laws of the State of New York, without regard for the conflicts of law principles thereof.

      IN WITNESS WHEREOF, the parties hereto have executed this Termination Agreement on the day and year first above written.

                               FORMATION CAPITAL, LLC

                               By: /s/ Arnold M. Whitman
                                   ---------------------
                                  Name:  Arnold M. Whitman
                                  Title:    Chief Executive Officer


                               APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                               By:  APPALOOSA MANAGEMENT L.P.,
                                    Its General Partner
                                    By:   APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                    By: /s/ Ronald M. Goldstein
                                        -------------------------
                               Name: Ronald M. Goldstein
                               Title:   Vice President

                               PALOMINO FUND LTD.

                               By:  APPALOOSA MANAGEMENT L.P.,
                                    Its Investment Adviser
                                    By:   APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                    By: /s/ Ronald M. Goldstein
                                        -----------------------
                               Name: Ronald M. Goldstein
                               Title:   Vice President

                               APPALOOSA MANAGEMENT L.P.

                                    By:   APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                    By: /s/ Ronald M. Goldstein
                                        -----------------------
                               Name:  Ronald M. Goldstein
                               Title:    Vice President

                               APPALOOSA PARTNERS INC.

                               By: /s/ Ronald M. Goldstein
                                   -----------------------
                               Name: Ronald M. Goldstein
                               Title:   Vice President

                                    /s/ David A. Tepper
                                    -------------------
                                    David A. Tepper


                               FRANKLIN MUTUAL ADVISERS, LLC

                               By: /s/ Bradley Takahashi
                                   ---------------------
                                  Name: Bradley Takahashi
                                  Title:   Vice President

                               NORTHBROOK NBV, LLC


                               By: /s/ Rob Rubin
                                   -------------
                                   Name:  Rob Rubin
                                   Title:    Manager

                               /s/ David Hokin
                               ---------------
                               DAVID HOKIN

                               /s/ Rob Rubin
                               -------------
                               ROB RUBIN

                               /s/ Robert Hartman
                               ------------------
                               ROBERT HARTMAN


                               1995 DAVID REIS FAMILY TRUST

                               By: /s/ David Reis
                                   --------------
                                  Name: David Reis
                                  Title:   Trustee

                               1995 DONNA REIS FAMILY TRUST

                               By: /s/ David Reis
                                   --------------
                                  Name: David Reis
                                  Title:   Trustee

                               AARON REIS SPRAY TRUST

                               By: /s/ David Reis
                                   --------------
                                  Name: David Reis
                                  Title:   Trustee

                               ANNA REIS SPRAY TRUST

                               By: /s/ David Reis
                                   --------------
                                  Name: David Reis
                                  Title:   Trustee

                               ALEXANDER REIS SPRAY TRUST

                               By: /s/ David Reis
                                   --------------
                                  Name: David Reis
                                  Title:   Trustee

                               DAVID REIS FAMILY TRUST

                               By: /s/ David Reis
                                   --------------
                                  Name: David Reis
                                  Title:   Trustee

                                    /s/ David Reis
                                    --------------
                                    David Reis

                               BAYLOR ENTERPRISES LLC

                               By: /s/ Arnold M. Whitman
                                   ---------------------
                                  Name: Arnold M. Whitman
                                  Title:   Managing Member

                               /s/ Arnold M. Whitman
                               ---------------------
                               Arnold M. Whitman